INTERLEUKIN GENETICS, INC.
135 Beaver Street
Waltham, MA 02452

December 22, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Jeffrey P. Riedler

Re:                               Interleukin Genetics, Inc.
Registration Statement on Form S-3 (Registration No. 333-138862)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Interleukin Genetics, Inc. hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, December 22, 2006, at noon or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Daniel H. Follansbee, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000.

Thank you very much.

S

Sincerely,

/s/ Timothy J. Richerson
Timothy J. Richerson
Chief Executive Officer

cc:                                 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Stanford N. Goldman, Jr., Esq.
Daniel H. Follansbee, Esq.